UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 12b-25
                 NOTIFICATION OF LATE FILING
                        (Check One):
[ X ]     Form 10-K  [ X ] Form 20-F  [   ] Form 11-K [   ]
Form 10-Q  [  ] Form N-SAR [   ] for period ended:
December 31, 1993.
[   ]     Transition Report on Form 10-K
[   ]     Transition Report on Form 20-F
[   ]     Transition Report on Form 11-K
[   ]     Transition Report on Form 10-Q
[   ]     Transition Report on Form N-SAR
     For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
     Full Name of Registrant:
     Encore Computer Corporation

     Former Name if Applicable:

     Address of Principal Executive Office (Street and Number)
     6901 West Sunrise Boulevard
     Fort Lauderdale, Florida   33313

PART II -- RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be
completed.  (Check box if appropriate)           [X]
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annul report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
State  below in reasonable detail the reasons why Form 10-K,
20-F,  11-K,  10-Q,   N-SAR   or the  transition  report  or
portion thereof could not be filed within the prescribed time period.

On February 4, 1994, the Company completed an exchange of $100,000,000 of indebtedness for convertible preferred stock thereby eliminating its capital deficiency. On or about April 5, 1994, the Company expects to complete the refinancing of its revolving line of credit. Because of the material effect on the presentation of 1993 results, the Company has delayed submission of its 1993 Form 10-K until this subsequent event can be properly disclosed in its annual report.


PART IV -- OTHER INFORMATION
     (1)  Name  and telephone number of person to contact in
regard  to  this notification:
     Kenneth Silverstein                     305-797-5651
          (Name)                      (Area Code)-(Telephone Number)

      (2)   Have  all other periodic reports required  under
section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1040 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes     [ ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X] Yes     [ ] No
      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






                 ENCORE COMPUTER CORPORATION
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 1994               By:  T. MARK MORLEY
                                        T. Mark Morley
                                   Vice President, Finance
                                  Chief Financial Officer



                 ENCORE COMPUTER CORPORATION
           Attachment  per Instruction Part IV(3)

Net sales to be reported for the year ended December 31, 1993 will be lower than those reported in 1992 and 1991 as shown below. The general decrease is attributable to the overall weakness in both the computer industry and the general economy. Additionally, certain new products introduced by the Company during 1993 and 1992 have not yet generated sufficient levels of customer demand to offset the decline in revenues experienced in some of the Company's older product lines which have reached the end of their product life cycles. While product enhancements have been made to existing products, they have lost some of their technological edge. Accordingly, the Company has been less competitive selling into new, long term programs in its traditional markets. This has contributed to the continuing decline in net sales.

The net loss for the year ended December 31,1993 worsened from the net loss reported in the same period of 1992 due to lower 1993 net sales of $37,361,000 and the recognition of $23,265,000 of restructuring costs during 1993. This was only partially offset by reduced 1993 operating expenses realized due to cost reduction programs implemented during the year and lower interest expense due to lower levels of 1993 debt.

The reduction in total assets in 1993 when compared to 1992 is due principally to lower accounts receivable due to lower 1993 revenues, the write-off of goodwill as part of the Company's second quarter restructuring and the write-down of property and equipment during the second and fourth quarter as the Company recognized the permanent impairment in value of certain of its long lived assets. These decreases were partially offset by the increase in 1993 of inventory and certain other assets.

At December 31, 1993, the Company will report a capital deficiency of $66,560,000 due to the net losses incurred.
However as reported on Form 8-K filed with the Securities and Exchange Commission on February 7, 1994, the Company completed an exchange of $100,000,000 of indebtedness for $100,000,000 of Series E Convertible Preferred Stock with
Gould Electronics Inc. on February 4, 1994. As a result of this transaction, on a pro forma basis assuming the transaction had been completed on December 31, 1993, shareholders equity would have been $31,697,000.


                                        For the years ended December 31,
(in thousands except per share data)        1993     1992      1991
                                         --------  --------  --------
Net sales                                $ 93,532  $130,893  $153,302
Net loss                                  (69,565)  (32,522)  (65,388)
Net loss per share                          (2.01)    (0.98)    (1.87)
Total assets                               84,070   105,686      ----
Shareholders equity/
(capital deficiency)                      (66,560)      508      ----